SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

8.1	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.2	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.3	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.4	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.5	Opinion of Allen & Overy LLP, New York, New York as to taxation

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

Exhibit 8.1

Eksportfinans ASA Dronning Mauds gate 15 0250 Oslo Norway	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399
Our ref 12039-00220 CO:4230648.1
December 29, 2006
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Product Supplement No.1 dated December 29, 2006 (the Product Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on December 29, 2006, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Product Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Product Supplement relate to the registration under the Securities Act of the Issuer’s reverse convertible notes (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Product Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. Any reference to a partner in relation to Allen & Overy LLP means a member, consultant or employee of Allen & Overy LLP.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.

Exhibit 8.2

Eksportfinans ASA Dronning Mauds gate 15 0250 Oslo Norway	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399
Our ref 84041-00019  CO:4230431.1
December 20, 2006
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 83 dated December 20, 2006 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on December 20, 2006, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $515,000.00 of the 11.25% 1 Year Knock-In Reverse Convertible Securities linked to the performance of Apple Computer, Inc. due December 27, 2007 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. Any reference to a partner in relation to Allen & Overy LLP means a member, consultant or employee of Allen & Overy LLP.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.

Exhibit 8.3

Eksportfinans ASA Dronning Mauds gate 15 0250 Oslo Norway	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399
Our ref 40713-00088 CO:4229505.1
December 22, 2006
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 84 dated December 22, 2006 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on December 22, 2006, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $1,276,000.00 of the 10-Year CMS Spread Range Notes Callable after 1 Year due December 28, 2016 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. Any reference to a partner in relation to Allen & Overy LLP means a member, consultant or employee of Allen & Overy LLP.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.

Exhibit 8.4

Eksportfinans ASA Dronning Mauds gate 15 0250 Oslo Norway	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399
Our ref 40713-00089 CO:4229463.1
December 22, 2006
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 85 dated December 22, 2006 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on December 22, 2006, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $1,752,000.00 of the Buffered Underlying Securities (BUyS) Linked to the S&P 500® Index due December 29, 2011 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. Any reference to a partner in relation to Allen & Overy LLP means a member, consultant or employee of Allen & Overy LLP.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.

Exhibit 8.5

Eksportfinans ASA Dronning Mauds gate 15 0250 Oslo Norway	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399
Our ref 84041-00021 CO:4229434.1
December 19, 2006
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 86 dated December 19, 2006 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on December 19, 2006, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $1,000,000.00 of the 12.00% 1 Year Knock-In Reverse Convertible Securities linked to the performance of LCA-Vision Inc. due December 21, 2007 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. Any reference to a partner in relation to Allen & Overy LLP means a member, consultant or employee of Allen & Overy LLP.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.